Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	For the Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016
	(in thousands)
Earnings:
Loss before provision for income taxes	$(4,198)	$(8,450)	$(16,882)	$(72,221)	$(213,209)	$(21,618)
Add: Fixed charges, as below	413	723	1,996	6,771	8,471	2,314
Deficiency of earnings to fixed charges	$(3,785)	$(7,727)	$(14,886)	$(65,450)	$(204,738)	$(19,304)
Fixed Charges:
Interest expense	$250	$316	$917	$3,091	$4,563	$1,237
Estimated interest portion of rent expense(1)	163	407	1,079	3,680	3,908	1,078
Total fixed charges	$413	$723	$1,996	$6,771	$8,471	$2,315
Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)
Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest, which approximates one-quarter of the related total operating lease expense.

Earnings were insufficient to cover combined fixed charges by $3.8 million, $7.7 million, $14.9 million, $65.5 million, $204.7 million and $19.3 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and for the three months ended March 31, 2016, respectively.
For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratio of earnings to fixed charges for preferred stock dividends are identical to the ratios presented in the tables above.